Raiffeisen INTERNATIONAL
Member of RZB Group

07028534

SEC MAIL PROCESSING SECTION
RECEIVED
DEC [illegible] 2007
WASH, DC
108

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

3rd December 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 23th November 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Raiffeisen INTERNATIONAL

Member of RZB Group



# *Pure Play*
# CEE Banking

Corporate Presentation

Raiffeisen International Bank-Holding AG

# Investment Highlights



| | |
|---|---|
| 1 | Strong position in fastest growing Central and Eastern European markets |
| 2 | Diversified CEE exposure |
| 3 | 5-year track record of strong organic growth at 2.5x nominal GDP growth |
| 4 | Rapidly evolving retail banking powerhouse with well recognized brand |
| 5 | Proven strength in corporate business with focus on mid-market |
| 6 | 'Western style' approach to risk and balance sheet management |
| 7 | Liquid gateway into CIS and SEE |
| 8 | Strong and experienced management team that has delivered on its targets |

# Update to IPO 2005 – We Delivered on Our Targets

Raiffeisen INTERNATIONAL
Member of RZB Group

## Strategic Objectives at IPO

**1 Increase market presence in CIS and SEE**


Number of clients (mn)
5.1
3.8
9.7
8.2
12.1
10.2
13.1
11.2
31-Dez-2004
31-Dez-2005
31-Dez-2006
30-Sep-2007
SEE + CIS
CE

**2 Expand retail business**


Retail share (1)
12%
21%
30%(2)
37%
1-12/2004
1-12/2005
1-12/2006
1–9/2007

**3 Acceleration of growth through acquisitions**

AVAL BANK — IMPEXBANK — eBanka

(1) *Share of Profit before Tax*
(2) *Adjusted for one-off effects due to the sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem in 2006*

# Update to IPO 2005 – We Delivered on Our Targets



## Financial Targets at IPO

4 **Pre tax RoE 2007 >25%**


22.2%
21.8%
27.3%(1)
28.0%
2004
2005
2006
1–9/2007

✓

5 **Cost-Income ratio 2007 <60%**


63.5%
61.6%
59.1%
56.2%
2004
2005
2006
1–9/2007

✓

6 **Risk-Earnings ratio 2007 <15%**


17.1%
13.9%
17.5%
14.2%
2004
2005
2006
1–9/2007

✓

(1) *Adjusted for one-off effects due to the sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem in 2006*

# Profitable Growth with Outstanding Prospects

Raiffeisen INTERNATIONAL
Member of RZB Group



Total Assets (€bn)
CAGR: +40%
14.4
20.1
28.9
40.7
55.9
67.5
2002
2003
2004
2005
2006
30-Sep 2007
Organic Growth
Acquisitions(1)




Consolidated Profit (€mn)
CAGR: +55%
104
179
209
382
594 (2)
+43%
437 (2)
626
2002
2003
2004
2005
2006
1–9/ 2006
1–9/ 2007


(1) Adjusted asset base for acquisitions from the year of transaction onwards

(2) Adjusted for one-off effects due to the sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem in 2006

# *Leading CEE Pure Play with Well Diversified Operations*

Raiffeisen INTERNATIONAL
Member of RZB Group

**Total Assets by Region**


CIS
27%
CE
41%
SEE
32%

**Total assets: €67.5bn**

**Profit before Tax by Region**


CIS
27%
CE
36%
SEE
37%

**Profit before Tax: €953mn**

Note: Figures as of/for Q3 2007

**Top 3 Pan-CEE Bank with more than 13mn Customers**


Raiffeisen INTERNATIONAL
Member of RZB Group
13.1mn Customers
3,023 Branches
Central Europe ("CE")
1.9mn Customers
534 Branches
Commonwealth of Independent States ("CIS")
6.2mn Customers
1,597 Branches
South Eastern Europe ("SEE")
5.0mn Customers
892 Branches

# Significant Market Growth Dynamics...



## Favourable Fundamentals Driving CEE Banking Markets

### Average Nominal GDP Growth 2006 – 2009E p.a


8.3%
10.7%
15.1%
4.7%
CE
SEE
CIS
Eurozone

### Structural Catch-up Potential (total banking assets/GDP 2006)


80%
68%
57%
236%
CE
SEE
CIS
Eurozone

*Source: Central banks, WIIW, Raiffeisen Research*

### Market Status and Growth Potential (Assets, €bn)


2006
Total 2011E
CE
474
506
980
SEE
144
166
310
CIS
469
746
1215

**Total CEE €1,087bn + €1,418bn = €2,505bn**

□ Market assets 2006
Additional expected assets until 2011E

*Note: Figures excluding Kazakhstan, Lithuania and Moldova*

# ...With RI Well Positioned to Benefit from Market Potential



## Power of Organic Growth...

### Average Asset Growth 2004 – 2006 p.a.


CE
Total
25.7%
Organic(1)
24.5%
SEE
Total
50.4%
Organic(1)
45.2%
CIS
Total
75.6%
Organic(1)
70.3%

## ...Combined with Selective Acquisitions

| Country | Target | P/BV | Customers (at acquisition) |
|---|---|---|---|
| Ukraine (2005) | AVAL BANK | 3.7x | 3.2 mn |
| Russia (2006) | IMPEXBANK | 2.9x | 760,000 |
| Czech Republic (2006) | eBanka | 3.1x | 120,000 |

(1) RI organic equals total asset growth excluding acquired or divested assets as of date of closing

# Excellent Strategic CEE Position

Raiffeisen INTERNATIONAL
Member of RZB Group



No. of Markets
Leading Presence in Profitable Growth Markets
Leadership in Highest Growth Markets
Market position(1)
Top 1 - 3
Top 4 - 6
>6
9
3
3
Albania
Kosovo
Bosnia & H.
Ukraine
Romania
Serbia
Slovakia
Bulgaria
Belarus
Croatia
Czech Republic
Hungary
Russia
Leading Foreign Bank
Slovenia
Ø Eurozone 4.7% p.a.
Poland
2%
4%
6%
8%
10%
>12%
Average Nominal GDP Growth Rate 2006 – 2009E (p.a.)


(1) Ranked by total assets as of 30-Sep-2007
*Source: Central banks, WIIW, Raiffeisen Research*

# Clear Strategy to Grow Faster Than the Markets


Focus on fastest growing regions and customer segments
Capitalize on leading SEE/CIS market positions and realize full benefits of recent acquisitions
Pursue further growth opportunities through selective acquisitions
Raiffeisen INTERNATIONAL Member of RZB Group
Advanced balance sheet management and focus on less capital-intensive growth
Continue to improve operational efficiency

# *CE Segment – Increased Cross Selling Driving Growth*

Raiffeisen INTERNATIONAL
Member of RZB Group

### Segment RoE and Profit before Tax (€mn)


18.9%
17.5%
23.4%
22.9%
24.7%
161
230
316
231
347
2004
2005
2006
1-9/2006
1-9/2007

### Milestones/Priorities

**Market position**

- Improved market position in Hungary, driven primarily by retail banking
- Successful add-on acquisition (eBanka) to enlarge footprint (increased customer base by 70% in CZ)

**Product focus**

- Build on strong positions in retail mortgages, small business lending and asset management
- Increase cross-selling ratio

**Distribution**

- Build-up of specialized distribution channels (e.g. mortgage centres, broker networks)
- Increase branch network by 20%

# SEE Segment – Capitalize On Leading Market Positions

Raiffeisen INTERNATIONAL
Member of RZB Group

**Segment RoE and Profit before Tax (€mn)**



21.7%
22.6%
28.2%
26.8%
33.6%
101
188
285
205
348
2004
2005
2006
1-9/2006
1-9/2007


**Milestones/Priorities**

**Market position**

- Top 3 positions in 6 out of 9 markets with #1 position in Albania
- Significant growth of customer numbers to more than 5.0mn as of September 30, 2007 (+61% compared to 2004)

**Product focus**

- Tap significant potential in retail mortgages (e.g. Romania)
- Increasing focus on less capital-intensive products (e.g. asset management)

**Distribution**

- Planned branch expansion in Romania, Bulgaria and Serbia
- Enhancement through alternative distribution channels

# CIS Segment – Strong Growth Momentum Fuelled by Successful Acquisitions

Raiffeisen INTERNATIONAL
Member of RZB Group

**Segment RoE and Profit before Tax (€mn)**



36.0%
32.3%
32.3%(1)
31.4%(1)
26.7%
79
151
291
214(1)
259
2004
2005
2006(1)
1-9/2006
1-9/2007


**Milestones/Priorities**

**Market position**
- #1 position among foreign banks in Russia, overall #2 position in Ukraine
- Significant growth of customer numbers to more than 6.2mn as of September 30, 2007

**Product focus**
- Full product range in urban/industrial areas, standardized products in regions
- Focus on secured lending products (e.g. mortgages and auto)

**Distribution**
- "Branching out" into regions with strong demand for banking services in Russia
- Optimization of large branch network in Ukraine (1,262 outlets)

(1) Adjusted for one-off effects due to the sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem in 2006

# Transformation and Integration on Track

| | Raiffeisen BANK AVAL | | IMPEXBANK | |
|---|---|---|---|---|
| **Strategic Restructuring** | ■ Enhance branch efficiency and service quality<br>■ Optimization of branch network | (✓) | ■ Management structure for combined bank defined<br>■ Key people nominated | ✓ |
| **Operations/IT** | ■ Core system roll out in second half 2007<br>■ Centralization of debt collections | (✓) | ■ Integration of technical systems on track | (✓) |
| **Risk Management** | ■ Implementation of RI risk management standards and reporting | ✓ | ■ Implementation of RI risk management standards and reporting | ✓ |
| **Brand** | ■ Successful rebranding as Raiffeisen Bank Aval | ✓ | ■ Rebranding of OAO Impexbank branches under way | (✓) |
| **Legal** | ■ Legal steps completed | ✓ | ■ Legal merger with ZAO Raiffeisenbank planned by YE 2007 | (✓) |

✓ **Completed** (✓) **Underway**

# Diversified Business Mix with Increasing Retail Profit Contribution

Raiffeisen INTERNATIONAL
Member of RZB Group

**Business Segment Breakdown of Profit before Tax**



Treasury, Participations and Other
21%
Retail Customers
12%
67%
Corporate Customers


**Total FY2004: €341mn**



Treasury, Participations and Other
9%
Retail Customers
37%
54%
Corporate Customers


**Total 1-9/2007: €953mn**

# Strong Growth Momentum In Retail Banking

Raiffeisen INTERNATIONAL
Member of RZB Group

## Number of Retail Customers (€mn)



CAGR: +56%
5.0
9.7
12.1
13.0
2004
2005
2006
30-Sep-2007


## Average Volumes Retail Lending and Retail Deposits (€bn)[1]



CAGR Lending: + 72%
CAGR Deposits: +47%
4.5
8.0
8.5
13.9
13.3
17.4
17.8
21.5
2004
2005
2006
30-Sep-2007
Retail Lending
Retail Deposits


## Profit before tax (€mn)



CAGR: +154%
+62%
41
118
264
219
354
2004
2005
2006
1-9/2006
1-9/2007


## RoE before tax



11.1%
15.1%
24.8%
27.8%
30.6%
2004
2005
2006
1–9/2006
1–9/2007


(1) Based on aggregated IFRS Business segments

# Strengthening Our Retail Banking Powerhouse

Raiffeisen INTERNATIONAL
Member of RZB Group

## Dynamic Branch Expansion in All Regions ...



CE
499
594
+19%
SEE
876
1,050
+20%
CIS
1,586
1,750
+10%
Total CEE(1)
3,023
3,450
+14%
30-Sep-2007
2009E


## ... Alongside a Clear Strategy to Enhance Profit

| | |
|---|---|
| 1 | Sales force effectiveness initiative to increase sales and customer satisfaction |
| 2 | Build on expertise in secured lending and exploit potential in unsecured lending |
| 3 | Tap rapidly growing potential in affluent banking |
| 4 | Exploit increasing demand for fee-based products |
| 5 | Develop alternative distribution channels |

(1) Regional figures based on bank branches; Total figures also include leasing and other branches

# Capitalize on Fast-Growing Client Base for Fee-Based Business

Raiffeisen INTERNATIONAL
Member of RZB Group

## Total Assets in Mutual Funds (€ per capita, 31-Dec-2006)



14,973
15,000
800
600
400
200
0
576
536
504
445
30
9
Eurozone
Poland
Hungary
Czech Republic
Slovakia
Russia
Romania


Source: *ICI Factbook 2007*

## RI Asset Management Market Position (31-Dec-2006)



27%
27%
8%
2%
Slovakia
Croatia
Hungary
Russia


Note: RI market share based on assets under management

Source: *Local Central banks and financial Market Authorities, efama*

## RI Assets Under Management (€bn)



x2.5
1.3
3.3
4.4
2004
2006
30-Sep-2007

# Corporate Clients – Ongoing Strong Contribution to Results

Raiffeisen INTERNATIONAL
Member of RZB Group



Average Volumes Corporate Lending (€bn)(1)
CAGR: +37%
8.8
12.7
16.6
22.7
2004
2005
2006
Q3 2007




Average Volumes Corporate Deposits (€bn)(1)
CAGR: +35%
6.4
9.4
11.6
15.5
2004
2005
2006
Q3 2007




Profit Before Tax (€mn)
CAGR: +43%
+48%
229
337
467
350
518
2004
2005
2006
Q3 2006
Q3 2007




RoE Before Tax
29.4%
26.9%
31.7%
31.7%
32.9%
2004
2005
2006
1-9/2006
1-9/2007


(1) Based on aggregated IFRS Business segments

# Seamless and Efficient Service to Our Corporate Customers




Corporates
Retail
Large Corporates
Mid-market Customers
Small Enterprises
Tailor-made solutions
Focus on structured products
Leverage cross-border business
Lean product portfolio & competent advisory service
Process optimization

| | |
|---|---|
| 1 | Capitalize on leading position in 9 markets |
| 2 | Capture ongoing strong market growth opportunities |
| 3 | Focus on acquisition of highly profitable mid-market clients |
| 4 | Increase share of wallet with international clients |
| 5 | Increase and optimize cross-selling to related business segments |

# Group-wide Efficiency Enhancement Feeding Through

Raiffeisen INTERNATIONAL
Member of RZB Group

## Milestones of Efficiency Program

**Process Efficiency**

- Six Sigma established in all network bank markets
- Currently 120 projects ongoing
- Key performance indicators (KPIs) established for core processes

**Centralization/ Shared Service Centres**

- Card processing centres established in Bratislava and Kiev
- Electronic SWIFT traffic centralized in Romania for 8 markets
- Paper-based cross-border payments to be centralised in next phase

**Procurement**

- Central procurement defined and implemented
- Leveraging of Group's buying power
- Group-wide i-procurement tool to increase efficiency

# Solid Funding Base to Secure Long-term Growth

Raiffeisen INTERNATIONAL
Member of RZB Group

## Funding Structure



Subordinated Liabilities
3%
Short-term Refinancing
20%
Medium and long-term Refinancing
16%
61%
Customer Deposits


***Total Funding as of 30-Sep-2007: €60.5bn***

## Funding Strategy

- High and stable share of funding via customer deposits (61% of total funding as of 30-Sep-2007)
- Good reputation in syndicated loan market ensures constant access to long-term funding
- Strong partnership with supranational institutions (eg. EIB EBRD, IFC)
- Reliable access to liquid Austrian Raiffeisen banking sector

## Core Capital Ratio (Tier 1)(1)



10.1%
8.0%
9.0%
7.7%(2)
2004
2005
2006
30-Sep-2007


(1) Includes market risk
(2) Does not include half year profit according to BWG

# *Highest Standards in Managing Risk*

Raiffeisen INTERNATIONAL
Member of RZB Group

## Key Pillars and Initiatives in Risk Management

### Experience

- 20 years experience in managing risk in CEE
- Strong Vienna-based risk management team for retail, corporate and market risk
- CRO Function implemented in all markets
- Solid local teams and infrastructure

### Standardization

- Standardized credit decision making process
- Group-wide rating tools & methodology
- Group-wide credit manual
- Standardized reporting
- Consistent provisioning policies across network banks

### Centralization

- Centralized new product approval process
- Ongoing centralization of debt collection
- Centralized risk reporting platform
- Monitoring of local scorecards at head office in Vienna
- Credit examination teams to strengthen local expertise

# Prudent Risk Management Approach

Raiffeisen INTERNATIONAL
Member of RZB Group

## Non-performing Loans in % of Customer Loans



2.4%
1.7%
2.1%
2.2%
2004
2005
2006
1–9/2007


## Coverage ratio[1]



96.9%
154.1%
118.3%
102.0%
2004
2005
2006
1–9/2007


(1) Total risk provisions/NPL

## Net Provisioning Ratio[2]



0.98%
0.81%
0.97%
0.79%
2004
2005
2006
1–9/2007


(2) New provisions for impairment losses/average risk assets on the banking book

# Financial Overview

Raiffeisen INTERNATIONAL
Member of RZB Group

## Income Statement (€mn)[1]

| | 2005 | 2006 | 1-9/ 2006 | 1-9/ 2007 | Growth in % |
|---|---|---|---|---|---|
| Net interest income | 1,202 | 1,764 | 1,251 | 1,704 | 36.2% |
| Provisioning for possible loan losses | (167) | (309) | (229) | (242) | 5.7% |
| Net commission income | 607 | 933 | 661 | 895 | 35.4% |
| Trading profit/(loss) | 101 | 175 | 112 | 121 | 8.0% |
| General administrative expenses | (1,163) | (1,694) | (1,156) | (1,538) | 33.0% |
| Profit before tax | 569 | 891 | 651 | 953 | 46.4% |
| Consolidated profit | 382 | 594 | 437 | 626 | 43.2% |

## Financial Ratios[1]

| | 2005 | 2006 | 1-9/ 2006 | 1-9/ 2007 | Growth in % |
|---|---|---|---|---|---|
| Return on Equity (RoE) before tax | 21.8% | 27.3% | 30.6% | 28.0% | (2.6)pp |
| Cost/income ratio | 61.6% | 59.1% | 56.9% | 56.2% | (0.7)pp |
| Risk/earnings ratio | 13.9% | 17.5% | 18.3% | 14.2% | (4.1)pp |
| Earnings per share | €2.79 | €4.17 | €3.78 | €4.40 | €0.62 |
| Dividend per share | €0.45 | €0.71 | N/a | N/a | – |

## Consolidated Profit (€mn)



CAGR: +55%
104
179
209
382
594 (1)
2002
2003
2004
2005
2006
+43%
437 (1)
626
1–9/ 2006
1–9/ 2007


(1) Adjusted for one-off effects due to the sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem in 2006

# Raiffeisen International Mid-Term Targets Until 2009

Raiffeisen INTERNATIONAL
Member of RZB Group

## RoE before Tax


22.2%
21.8%
27.3% (1)
28.0%
Target >25%
2004
2005
2006
1-9/2007

## Cost/Income Ratio


63.5%
61.6%
59.1%
56.2%
Target <58%
2004
2005
2006
1-9/2007

## Risk/Earnings Ratio


17.1%
13.9%
17.5%
14.2%
Target ~15%
2004
2005
2006
1-9/2007

## Total Asset Growth


44.1%
40.8%
37.3%
Target >20% p.a.
2004
2005
2006

(1) Excluding one-off effects

# Branch Expansion by 2009




Slovenia
2007 Q3: 14
2009 FY: 14
Czech Republic
2007 Q3: 116
2009 FY: 120
Poland
2007 Q3: 94
2009 FY: 120
Slovakia
2007 Q3: 150
2009 FY: 180
Belarus
2007 Q3: 76
2009 FY: 100
Hungary
2007 Q3: 125
2009 FY: 160
Croatia
2007 Q3: 56
2009 FY: 75
Russia
2007 Q3: 248
2009 FY: 350
Bosnia and Herzegovina
2007 Q3: 89
2009 FY: 100
Ukraine
2007 Q3: 1,262
2009 FY: 1,300
Serbia
2007 Q3: 80
2009 FY: 120
Romania
2007 Q3: 382
2009 FY: 420
Kosovo
2007 Q3: 35
2009 FY: 40
Albania
2007 Q3: 95
2009 FY: 105
Total Branches *
2007 Q3: 3,023
2009 FY: 3,450
Bulgaria
2007 Q3: 139
2009 FY: 190

* Including leasing and other branches

# Russian Branch Network



Russia
2007 Q3: 248
2009 FY: 350


2 Kaliningrad
1 Sovietsk
16 Saint Petersburg
1 Yartsevo
2 Smolensk
2 Cherepovets
2 Yaroslavl
2 Kaluga
5 Bryansk
98 Moscow
Orel 5
2 Livny
3 Tula
2 Ivanovo
2 Zheleznogorsk
4 N. Novgorod
3 Kirov
3 Belgorod
3 Lipetsk
2 Voronezh
3 Saransk
2 Izhevsk
1 Nefteyugansk
1 Stariy Oskol
3 Kazan
3 Perm
3 Surgut
1 Taganrog
3 Rostov-on-Don
2 Saratov
4 Ekaterinburg
1 Togliatti
2 Krasnodar
1 Volzhskiy
2 Samara
2 Zlatoust
1 Miass
3 Chelyabinsk
3 Anapa
3 Volgograd
2 Stavropol
4 Tomsk
4 Omsk
4 Krasnoyarsk
1 Sochi
1 Novorossiysk
1 Berdsk
1 Essentuki
4 Novossibirsk
1 Barnaul
1 Bratsk
2 Irkutsk
Yakutsk 1
Magadan 1
Yelizovo 1
Vilyuchinsk 1
Nikol'skoe village 1
2 Petropavlovsk-Kamchatski
1 Ossora settlement
2 Khabarovsk
5 Blagoveshchensk
Vladivostok 1
Artem 1

① ② ③ ④ ⑤ **Number of Raiffeisenbank branches**

## *Investment Summary*

- **We are a CEE pure play:**
  - Strong, diversified business franchise
  - High market growth potential

- **We have a proven track record:**
  - Growth: 5-year CAGR in Total Assets of 40% and in Consolidated Profit of 55%
  - Profitability: Q3 2007 pre-tax RoE at 28%
  - High 'Raiffeisen' brand recognition

- **We have a clear strategic focus on future growth:**
  - CIS and SEE regions
  - Strengthening our retail powerhouse
  - Ongoing strong growth in corporate banking
  - Selective acquisitions


Raiffeisen
INTERNATIONAL
Member of RZB Group

# Experienced and Stable Management Team



**Herbert Stepic, CEO**
- Human Resources & Training
- Communications
- Internal Audit
- Legal & Compliance



**Aris Bogdaneris, Retail**
- Consumer Banking
- Small Business Banking
- Products & Marketing
- Sales, Service & Distribution
- Affluent Banking



**Martin Grüll, CFO**
- Investor Relations
- Group Controlling & Accounting
- Treasury Coordination & ALM
- Strategic Portfolio Mgmt
- Risk Management



**Peter Lennkh, Regions & Corporates**
- Regional Office
- Corporate Relations & Banking Alliances
- Corporate Banking CEE
- Corporate Product
- Leasing International
- Real Estate Development



**Heinz Wiedner, COO**
- Operations
- Organization & Project Office
- Group IT
- Shared Service Centres
- Integration/Transformation Russia



**Rainer Franz**
- Integration/Transformation Ukraine
- Executive Development & Training

**Complemented by loyal and highly skilled local management teams**

# Contact

**Susanne E. Langer**

*Vice President Investor Relations*

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at


Raiffeisen BANK
Raiffeisen BANK

# Appendix

# SPO Summary



| | |
|---|---|
| **Offer Structure** | ☐ At markets rights issue<br>☐ Shares from rights not taken up are offered in one single global tranche<br>• public offering in Austria<br>• international private placement pursuant to Reg S<br>• US private placement to Qualified Institutional Buyers under Rule 144A |
| **Offer Size** | ☐ 11,897,500 primary shares<br>☐ Subscription ratio: 1 for 12<br>☐ RZB subscription 5.95mn shares |
| **Listing** | ☐ Vienna stock exchange |
| **Use of Proceeds** | ☐ Funding of further growth of customer volume especially in SEE and CIS<br>☐ Potential selective acquisitions in the CEE region |
| **Lock up** | ☐ 180 days for Raiffeisen International<br>☐ 180 days for Raiffeisen Zentralbank |
| **Timing** | ☐ Subscription period/bookbuilding: 19 Sep – 3 Oct<br>☐ Pricing/allocation announcement: 4 Oct; start of trading: 5 Oct<br>☐ Offer price: 104 Euro |
| **Syndicate** | ☐ Joint Global Bookrunners and Joint Lead Managers<br>• Raiffeisen Centrobank AG<br>• Deutsche Bank AG |

# Share Price Performance

Raiffeisen INTERNATIONAL
Member of RZB Group



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

## Disclaimer – Important Notice

Raiffeisen INTERNATIONAL
Member of RZB Group

- Certain statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.

- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete, to differ materially from those expressed or implied by the forward-looking statements contained herein.

- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to complete acquisitions or other projects on schedule and to integrate our acquisitions; (iv) uncertainties associated with general economic conditions particularly in CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.

- We do not intend, and do not assume any obligation, to update forward-looking statements set forth herein.

- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor a marketing or sales activity for such securities in the United States or any other jurisdiction. Securities of Raiffeisen International have not been registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an exemption.

- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

END